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SECURITIES AND
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11019732

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-   30353



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2010___ AND ENDING ___12/31/2010___
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capitol Securities Management, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Concourse Blvd. Suite 101
(No. and Street)

Glen Allen   VA   23059
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lia B. Goff   804-612-9712
                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert & Holland, L.L.P.
(Name – *if individual, state last, first, middle name*)

200 South 10th Street Suite 900   Richmond   VA   23219
(Address)   (City)   (State)   (Zip Code)

CHECK ONE: ✱ Public ✱

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____ Mark Hamby _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Capitol Securities Management, Inc _____ , as of _____ December 31 _____ , 20__10__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CAPITOL SECURITIES MANAGEMENT, INC.

Statement of Financial Condition
December 31, 2010

CAPITOL SECURITIES MANAGEMENT, INC

Contents

	Page
Independent Auditors' Report	1
Statement of Financial Condition	2
Notes to Financial Statements	3– 7





Independent Auditors' Report

The Board of Directors
Capitol Securities Management, Inc.
Glen Allen, Virginia

We have audited the accompanying statement of financial condition of Capitol Securities Management, Inc. (the Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Capitol Securities Management, Inc. at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Richmond, Virginia
February 24, 2011

CAPITOL SECURITIES MANAGEMENT, INC.

Statement of Financial Condition
As of December 31, 2010

ASSETS

Current assets

Cash and cash equivalents	$	1,030,832
Deposits with clearing organization		105,000
Receivable from broker dealers and clearing organization		287,220
Notes receivable		57,908
Total current assets		1,480,960

Non-current assets

Property and equipment, net		51,979
Other assets		210,289
Total non-current assets		262,268
Total assets	$	1,743,228

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	$	48,904
Payable to broker dealers and clearing organization		6,528
Accrued expenses		463,148
Income taxes payable		251,982
Other liabilities		136,937
Total liabilities		907,499

Stockholder's equity

Common stock, $1 par value; 5,000 shares authorized; 100 shares issued and outstanding		100
Additional paid-in capital		70,900
Retained earnings		764,729
Total stockholder's equity		835,729
Total liabilities and stockholder's equity	$	1,743,228

Note 1 – Organization and nature of business

Organization – Capitol Securities Management, Inc. (the "Company") is a broker dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a wholly owned subsidiary of CS Financial Group, Inc. (the "Parent"). The Parent's liability, as the sole member of the Company, is limited in that in any proceeding brought by or in the name of the Company, the Parent shall not have liability for damages other than for willful misconduct or a knowing violation of the criminal law.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is acting in a fiduciary or agency capacity for an issuer of municipal securities or for another broker, dealer or municipal securities dealer, including, but not limited to, acting as a paying agent, transfer agent, registrar or indenture trustee for an issuer or as clearing agent, safekeeping agent or correspondent of another broker, dealer or municipal securities dealer

Note 2 – Summary of significant accounting policies

Basis of presentation - The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions as to reported amounts and disclosures in the financial statements. Management believes that the estimates used in preparing the financial statements are reasonable and prudent. Actual results could differ from the estimates included in the financial statements.

Cash and cash equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable – Accounts receivable is comprised of receivables from broker dealers. These are collected in a short period of time and based on past experience management has determined that an allowance for doubtful accounts is not necessary.

Notes receivable – Notes receivable consists of arrangements with certain employees. Each note has specific terms that are based on the nature of the respective employee agreement.

Property and equipment – Property and equipment is stated at cost. Depreciation is computed on the straight line basis over their estimated useful lives, which range from five to seven years. Purchases under $1,000 are charged to expense as incurred; major renewals and betterments, which extend the useful life of the asset is capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Securities transactions and revenue recognition – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees are received quarterly, but recognized as earned.

Advertising – Advertising costs are expensed as incurred by the Company.

Note 2 – Summary of significant accounting policies (concluded)

Income taxes – The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered in income. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized. Management has evaluated tax positions that could have a significant effect on the financial statements and determined that the Company had no uncertain tax positions at December 31, 2010.

Note 3 – Off balance sheet risk and concentration of credit risk

Off balance sheet risk – The Company's customers' securities transactions are introduced on a fully disclosed basis with a clearing broker/dealer.

The Company currently has a clearing agreement with Pershing, LLC ("Pershing") to clear all trade transactions. The Company is required to maintain a cash deposit of $105,000 with Pershing in accordance with the terms of the clearing agreement.

The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipts and delivery of securities relative to customer transactions. Off balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers, and that customer transactions are executed properly by the clearing/broker dealer.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Concentration of credit risk – The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation (FDIC) provides insurance coverage for up to $250,000 for substantially all depository accounts and temporarily provides unlimited coverage, through December 31, 2012, for certain qualifying and participating non-interest bearing transaction accounts. The Company, from time to time, may have amounts on deposit in excess of the insured limits. As of December 31, 2010, the Company had $780,832, which exceeded these insured amounts.

The Company maintains cash and securities in excess of the established limit insured by the Securities Investors Protection Corp (SIPC).

Note 4 – Net capital requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Note 4 – Net capital requirements (concluded)

Rule 15c3-1 further requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. At December 31, 2010, the Company had net capital of $496,025, respectively, as defined under Rule 15c3-1, which exceeded the requirements by $435,525. The Company's ratio of aggregate indebtedness to net capital at December 31, 2010 was 182.62%.

Note 5 – Retirement plan

The Company provides a 401(k) savings plan which covers substantially all employees meeting minimum age and service requirements. The Company at its discretion may match employee contributions to the plan. For the year ending December 31, 2010, the Company's matching contribution amounted to $73,499.

Note 6 – Property and equipment

Property and equipment at December 31, 2010 consists of the following:

Computer equipment	$ 107,196
Furniture and fixtures	146,266
Leasehold improvements	29,249
	282,711
Less accumulated depreciation	(230,732)
Net property and equipment	$ 51,979

Depreciation expense totaled $21,647 for the year ended 2010.

Note 7 – Operating leases

The Company leases office space at six locations. All leases are accounted for as operating leases. Lease terms expire over the next two five years and contain renewal options.

Some of the leases include excess operating expense clauses and scheduled rent increases at specified intervals during the terms of the leases.

Rent expense totaled $568,249 for the year ended December 31, 2010.

Note 7 – Operating leases (concluded)

Future minimum lease payments under non-cancellable operating leases are as follows:

Years ending December 31,	
2011	$ 568,927
2012	496,625
2013	414,243
2014	401,129
2015	226,368
	$ 2,107,292

Note 8 – Related party transactions

The Company receives consulting services from the Parent. The related party charged $416,000 for these services for the year ending December 31, 2010. At December 31, 2010, the Company owed $0 to the related party. Since the Company is a 100% subsidiary of the Parent, operating results could vary significantly from those that would be obtained if the entities were autonomous.

Note 9 – Notes receivable

As described in note 2, the Company has two outstanding notes with related parties. At December 31, 2010, the notes receivable balance totaled $57,908. The first note was issued on August 22, 2008 for $100,000. The agreement specified that the principal balance will be paid back over 60 months with an interest rate of 8.56%. The aforementioned note had a remaining balance at December 31, 2010 of $53,333. The second note totaled $10,000 and was issued on September 8, 2009. The agreement's payment terms specify that the borrower will make monthly payments equal to 25% of the broker's monthly, gross commissions, which are withheld from the related party's monthly pay. This note is non-interest bearing; management has determined imputed interest to be immaterial.

CAPITOL SECURITIES MANAGEMENT, INC.

Notes to Financial Statement for the
Year Ended December 31, 2010

Note 10 – Income Taxes

The provision for federal and state income taxes, for the year ended December 31, 2010 is as follows:

	2010
Current income tax expense:	
Federal	$ 181,257
State	32,363
	213,620
Deferred income tax benefit:	
Federal	$ (25,120)
State	(4,715)
	(29,835)
Provision for income taxes	$ 183,785

The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes because the Company is subject to state income taxes; deferred income taxes are based on average tax rates; a portion of meals and entertainment are not tax deductible; and there were payments related to key-man life insurance.

The Company is a member of a group that files a consolidated tax return. The separate return method is used to allocate current and deferred taxes among the group members when issuing separate financial statements. In the current year, the Company included this amount as part of the income taxes payable recorded on the balance sheet in the amount of $206,415. The Company also had income taxes payable of $45,567 related to the year ended December 31, 2008, when they were not a member of the consolidated group, which is also included in income taxes payable.

Note 11 – Litigation

The Company is involved in various legal proceedings arising in the ordinary course of its business activities. The Company believes that these various asserted claims and litigation will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claims or litigation.

Note 12 – Subsequent events

The Company has evaluated subsequent events through February 24, 2011, which is the date the financial statements were available to be issued.